UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 12, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Deputy President & Senior Executive Officer / Group CFO

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2022

On August 12, 2022, we published our unaudited quarterly consolidated financial statements as of and for the three months ended June 30, 2022 prepared in accordance with Japanese GAAP as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.

The quarterly consolidated financial statements of Mizuho Financial Group, Inc. (“MHFG”) are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64 of 2007). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

2.

Ernst & Young ShinNihon LLC conducted a quarterly review on the quarterly consolidated financial statements of MHFG for the three months ended June 30, 2022, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2022		As of June 30, 2022
Assets
Cash and Due from Banks		51,359,301		53,943,945
Call Loans and Bills Purchased		940,008		1,001,480
Receivables under Resale Agreements		12,750,363		12,749,686
Guarantee Deposits Paid under Securities Borrowing Transactions		2,340,089		2,095,473
Other Debt Purchased		3,476,021		3,455,681
Trading Assets		13,221,415		16,874,136
Money Held in Trust		591,183		580,751
Securities	*1, *2	44,641,060	*1, *2	43,386,299
Loans and Bills Discounted	*1	84,736,280	*1	88,851,747
Foreign Exchange Assets	*1	2,627,492	*1	3,461,306
Derivatives other than for Trading Assets		2,277,160		3,553,686
Other Assets	*1	7,797,796	*1	8,838,016
Tangible Fixed Assets		1,095,977		1,097,290
Intangible Fixed Assets		601,292		601,425
Net Defined Benefit Asset		863,217		861,773
Deferred Tax Assets		184,594		353,533
Customers’ Liabilities for Acceptances and Guarantees	*1	8,346,878	*1	9,417,890
Reserves for Possible Losses on Loans		(783,886)		(503,058)
Reserve for Possible Losses on Investments		(107)		(107)

Total Assets		237,066,142		250,620,959

	(Millions of yen)
	As of March 31, 2022	As of June 30, 2022
Liabilities
Deposits	138,830,872	137,290,100
Negotiable Certificates of Deposit	16,868,931	21,315,830
Call Money and Bills Sold	1,278,050	1,609,126
Payables under Repurchase Agreements	20,068,779	24,124,124
Guarantee Deposits Received under Securities Lending Transactions	1,172,248	1,153,134
Commercial Paper	1,775,859	1,448,280
Trading Liabilities	9,608,976	13,096,908
Borrowed Money	6,590,527	6,301,917
Foreign Exchange Liabilities	1,508,453	644,324
Short-term Bonds	537,167	521,031
Bonds and Notes	10,714,004	11,523,527
Due to Trust Accounts	1,167,284	1,120,207
Derivatives other than for Trading Liabilities	2,770,852	4,502,928
Other Liabilities	6,301,484	7,345,165
Reserve for Bonus Payments	120,052	30,766
Reserve for Variable Compensation	2,278	2,534
Net Defined Benefit Liability	71,774	70,836
Reserve for Director and Corporate Auditor Retirement Benefits	557	426
Reserve for Possible Losses on Sales of Loans	1,309	2,967
Reserve for Contingencies	6,622	7,890
Reserve for Reimbursement of Deposits	17,620	16,577
Reserve for Reimbursement of Debentures	10,504	9,771
Reserves under Special Laws	3,132	3,131
Deferred Tax Liabilities	30,923	22,203
Deferred Tax Liabilities for Revaluation Reserve for Land	59,962	59,874
Acceptances and Guarantees	8,346,878	9,417,890

Total Liabilities	227,865,110	241,641,478

Net Assets
Common Stock and Preferred Stock	2,256,767	2,256,767
Capital Surplus	1,125,324	1,129,388
Retained Earnings	4,756,435	4,814,355
Treasury Stock	(8,342)	(9,906)

Total Shareholders’ Equity	8,130,185	8,190,605

Net Unrealized Gains (Losses) on Other Securities	719,822	403,818
Deferred Gains or Losses on Hedges	(76,757)	(104,189)
Revaluation Reserve for Land	132,156	131,957
Foreign Currency Translation Adjustments	2,346	127,222
Remeasurements of Defined Benefit Plans	169,652	158,660
Own Credit Risk Adjustments, Net of Tax	(23)	(39)

Total Accumulated Other Comprehensive Income	947,197	717,429

Stock Acquisition Rights	94	69
Non-controlling Interests	123,555	71,375

Total Net Assets	9,201,031	8,979,480

Total Liabilities and Net Assets	237,066,142	250,620,959

(2) Quarterly Consolidated Statement of Income and Quarterly Consolidated Statement of Comprehensive Income

      Quarterly Consolidated Statement of Income

	(Millions of yen)
	For the three months ended June 30, 2021		For the three months ended June 30, 2022
Ordinary Income		737,009		1,235,090
Interest Income		293,342		444,862
Interest on Loans and Bills Discounted		210,675		275,979
Interest and Dividends on Securities		46,524		80,623
Fiduciary Income		14,997		14,299
Fee and Commission Income		196,859		200,034
Trading Income		103,004		355,522
Other Operating Income		55,348		180,144
Other Ordinary Income	*1	73,458	*1	40,227
Ordinary Expenses		518,251		1,030,852
Interest Expenses		70,470		191,616
Interest on Deposits		14,464		56,662
Fee and Commission Expenses		39,405		40,854
Trading Expenses		128		348,543
Other Operating Expenses		26,394		21,909
General and Administrative Expenses		335,331		350,591
Other Ordinary Expenses	*2	46,521	*2	77,337

Ordinary Profits		218,757		204,237

Extraordinary Gains	*3	28,954	*3	3,580
Extraordinary Losses	*4	1,530	*4	463

Income before Income Taxes		246,181		207,355

Income Taxes:
Current		32,687		64,411
Deferred		(39,393)		(18,875)

Total Income Taxes		(6,705)		45,535

Profit		252,887		161,819

Profit Attributable to Non-controlling Interests		2,345		2,525

Profit Attributable to Owners of Parent		250,541		159,294

Quarterly Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the three months ended June 30, 2021	For the three months ended June 30, 2022
Profit	252,887	161,819
Other Comprehensive Income	(48,156)	(228,652)
Net Unrealized Gains (Losses) on Other Securities	(53,348)	(317,031)
Deferred Gains or Losses on Hedges	(8,635)	(27,323)
Foreign Currency Translation Adjustments	38,509	115,854
Remeasurements of Defined Benefit Plans	(32,036)	(10,934)
Own Credit Risk Adjustments, Net of Tax	—	(16)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	7,353	10,800

Comprehensive Income	204,730	(66,832)

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	200,559	(70,274)
Comprehensive Income Attributable to Non-controlling Interests	4,170	3,442

Notes to Quarterly Consolidated Financial Statements

Changes in Accounting Policies

(Implementation Guidance on Accounting Standard for Fair Value Measurement)

MHFG has applied “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021 (referred to as “Fair Value Accounting Standard Implementation Guidance”)) from the beginning of the first quarter ended June 30, 2022. In accordance with the transitional treatment set out in Article 27-2 of “Fair Value Accounting Standard Implementation Guidance”, MHFG applies the new accounting policy set forth in “Fair Value Accounting Standard Implementation Guidance” prospectively. As a result, some Investment trusts and others are calculated using net asset value, etc., as of the calculation date of the fair value.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Group Executive Officer, and Operating officers to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Operating officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) and other entities in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s responsibilities and others in their respective company (“Stock Compensation I”), the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”) and the stock compensation program based on Company Group Officer’s responsibilities in their respective company and the performance evaluation of the Company Group, which distributes MHFG’s shares to Operating officers of MHFG and certain consolidated subsidiaries (“Stock Benefit”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their responsibilities and others. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the status of achieving our Five-Year Business Plan. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Benefit will be paid in the collective form of MHFG’s share, which is based on responsibilities in their respective company and the performance evaluation of the Company Group. Reduction and forfeit of the benefit can occur in the program.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of June 30, 2022 was ¥5,939 million for 3,737 thousand shares (the carrying amount as of March 31, 2022 was ¥4,949 million for 3,079 thousand shares).

Reserves for Possible Losses on Loans

In light of the principles set forth in the report entitled “Japanese Financial Services Agency (“JFSA”)’s supervisory approaches to lending business and loan loss provisioning” published by JFSA in December 18, 2019, we have reflected the potential impact of the COVID-19, the Russia-Ukraine situation and others on Reserves for Possible Losses on Loans for some credit. More specifically, we used the assumptions based on the forecasted GDP growth rate, financial variables including resource prices, exchange rates, and others, the future prospect of business environment of each industry, the impact of economic sanctions inside and outside of Russia, and the Russia-Ukraine situation and others in addition to the spread of COVID-19. Expected losses affected by these impacts in the future are recognized as Reserves for Possible Losses on Loans. There are no material changes in the methods of the above accounting estimates and the major assumptions used in the consolidated financial statements from those of the previous fiscal year.

In addition, expected losses which are assumed may occur in the future due to difficulties in foreign currency cash management influenced by economic sanctions against Russia, in claims for which transfer risk has not been avoided, are recognized as Reserve for Possible Losses on Loans to Restructuring Countries.

The expected losses are calculated based on evaluation of Russian country risk and past defaults which are announced by external rating firms and others. The amount of Reserve for Possible Losses on Loans to Restructuring Countries for the three months ended June 30, 2022 is ¥57,474 million, which includes ¥55,845 million against the claims related to Russia.

Application of Treatment of Accounting and Disclosure for Applying the Japanese Group Relief System

MHFG and some domestic consolidated subsidiaries of the Group have translated the Consolidated Tax System into the Japanese Group Relief System from the first quarter ended June 30, 2022. In accordance with this, accounting and disclosure of corporate tax, local corporate tax and tax-effect accounting are in compliance with “Treatment of accounting and disclosure for applying the Japanese Group Relief System (Practical Solutions No. 42, August 12, 2021 (“Practical Solutions No.42”)). In addition, based on Practical Solutions No. 42, Paragraph 32 (1), MHFG regards that there is no impact from the changes in accounting policies associated with the effects of the application of Practical Solutions No.42.

Notes to Quarterly Consolidated Balance Sheet

*1.

Claims based on Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions are as follows. The claims consist of those included in the accounts of bonds included in “Securities” (its principal’s redemption and interest payments are guaranteed, in whole or in part, and the corporate bonds issue is limited to a private placement of the securities (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), “Loans,” “Foreign Exchanges Assets,” accrued interest and suspense payment in “Other Assets” and “Customers’ Liabilities for Acceptances and Guarantees” in the consolidated balance sheet, and securities in the notes (limited to those under a loan for use or lease agreement) that are in case of loan.

	(Millions of yen)
	As of March 31, 2022	As of June 30, 2022
Claims against Bankrupt and Substantially Bankrupt Obligors	50,846	93,420
Claims with Collection Risk	722,222	353,444
Claims for Special Attention	354,034	364,901
Loans Past Due for 3 Months or More	2,498	19,204
Restructured Loans	351,535	345,697
Sub-total	1,127,104	811,765
Normal Claims	96,224,900	102,655,877
Total	97,352,004	103,467,643

The amounts given in the above table are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*2.	Amounts of liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2022	As of June 30, 2022
1,252,386	1,222,723

Notes to Quarterly Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the three months ended June 30, 2021	For the three months ended June 30, 2022
Gains on Sales of Stocks	49,408	24,659

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the three months ended June 30, 2021	For the three months ended June 30, 2022
Losses on Write-offs of Loans	5,402	50,984

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the three months ended June 30, 2021	For the three months ended June 30, 2022
Gains on Cancellation of Employee Retirement Benefit Trust	28,656	3,254

*4.	Extraordinary Losses is as follows:

	(Millions of yen)
	For the three months ended June 30, 2021	For the three months ended June 30, 2022
Losses on Disposition of Fixed Assets	1,104	463
Losses on Impairment of Fixed Assets	425	—

Notes to Quarterly Consolidated Statement of Cash Flows

We have not prepared Consolidated Statement of Cash Flows for the three months ended June 30, 2022. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the three months ended June 30, 2021 and 2022 are as follows:

	(Millions of yen)
	For the three months ended June 30, 2021	For the three months ended June 30, 2022
Depreciation	41,760	38,709
Amortization of Goodwill	932	942

Changes in Net Assets

For the three months ended June 30, 2021

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 14, 2021 The Board of Directors	Common Stock	95,201	37.50	March 31, 2021	June 8, 2021	Retained Earnings

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 14, 2021 include ¥95 million of cash dividends on treasury stock held by BBT trust account.

For the three months ended June 30, 2022

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 13, 2022 The Board of Directors	Common Stock	101,542	40.00	March 31, 2022	June 6, 2022	Retained Earnings

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 13, 2022 include ¥123 million of cash dividends on treasury stock held by BBT trust account.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others by reportable segment

For the three months ended June 30, 2021

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	162,895	102,491	141,270	124,779	14,289	(6,145)	539,578
General and administrative expenses (excluding Non-Recurring Losses and others)	162,214	51,308	70,771	55,856	8,183	(4,963)	343,368
Equity in income from investments in affiliates	6,031	1,275	5,735	—	321	(607)	12,754
Amortization of goodwill and others	540	24	90	201	1,812	(520)	2,146
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	6,172	52,434	76,144	68,722	4,615	(1,269)	206,817

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥12,427 million, of which ¥12,444 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transactions between each segment and “Others” made in April 2022, reclassification was made on the above table to reflect the relevant change.

For the three months ended June 30, 2022

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	154,164	102,645	163,267	149,137	13,983	9,970	593,166
General and administrative expenses (excluding Non-Recurring Losses and others)	156,964	50,900	75,123	62,540	8,343	4,688	358,558
Equity in income from investments in affiliates	(2,196)	1,535	6,647	—	21	(432)	5,574
Amortization of goodwill and others	518	23	90	193	1,715	250	2,789
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(5,514)	53,257	94,701	86,404	3,946	4,598	237,392

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥1,227 million, of which ¥130 million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.

The difference between the total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting are different from Income before income taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the three months ended June 30, 2021 and 2022, are as follows:

	(Millions of yen)
	For the three months ended June 30, 2021	For the three months ended June 30, 2022
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	206,817	237,392
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	10,183	10,757
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(5,483)	(67,067)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	8,147	2,209
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	11,540	19,223
Net Extraordinary Gains (Losses)	27,423	3,117
Others	(12,449)	1,722

Income before Income Taxes recorded in Quarterly Consolidated Statement of Income	246,181	207,355

Financial Instruments

There are no significant changes to be noted compared with the amount of the fiscal year ended March 31, 2022.

Securities

There are no significant changes to be noted compared with the amount of the fiscal year ended March 31, 2022.

Money Held in Trust

There are no significant changes to be noted compared with the amount of the fiscal year ended March 31, 2022.

Derivatives Information

The classification, type, contract value, fair value and unrealized gains (losses) which are material for the operation of corporate group and have changed significantly in comparison to the end of fiscal year ended March 31, 2022 are as follows;

(1)	Interest Rate and Transactions

As of March 31, 2022

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Interest Rate Futures	66,263,358	456	456
Over-the-Counter	Interest Rate Swaps	1,254,981,648	2	2
Inter-Company or Internal Transactions	Interest Rate Swaps	12,501,296	81,886	81,886

Total		—	82,345	82,345

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No. 24, March 17, 2022) and others are excluded from the above table.

As of June 30, 2022

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Interest Rate Futures	127,935,935	84,274	84,274
Over-the-Counter	Interest Rate Swaps	1,323,132,975	(108,287)	(108,287)
Inter-Company or Internal Transactions	Interest Rate Swaps	17,754,965	291,876	291,876

Total		—	267,863	267,863

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No. 24, March 17, 2022) and others are excluded from the above table.

(2)	Currency-Related Transactions

As of March 31, 2022

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Swaps	84,601,373	74,412	111,140
	Forwards	120,419,130	(80,667)	(80,667)
Inter-Company or Internal Transactions	Swaps	3,792,499	219,192	559
	Forwards	1,526	80	80

Total		—	213,018	31,112

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

As of June 30, 2022

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Swaps	92,563,935	76,695	141,959
	Forwards	140,203,101	(221,185)	(221,185)
Inter-Company or Internal Transactions	Swaps	4,097,509	512,999	(24,216)
	Forwards	1,868	97	97

Total		—	368,606	(103,344)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the quarterly consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

(3)	Stock-Related Transactions

As of March 31, 2022

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Equity Linked Swaps	994,753	80,207	80,207

Total		—	80,207	80,207

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

As of June 30, 2022

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Equity Linked Swaps	1,006,693	123,315	123,315

Total		—	123,315	123,315

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

Revenue recognition

	(Millions of yen)
	For the three months ended June 30, 2021	For the three months ended June 30, 2022
Ordinary Income	737,009	1,235,090
Fee and Commission Income	196,859	200,034
Deposits and Lending business (1)	53,169	63,524
Securities-related business	50,330	41,580
Remittance business	27,328	26,909
Trust-related business	17,241	14,797
Guarantee-related business (2)	8,143	10,163
Agency business	8,095	8,686
Fees for other customer services	32,549	34,371
Fiduciary Income	14,997	14,299

Other Ordinary Income (1)	525,152	1,020,757

Notes:

(1)	Part of these amounts are considered to be revenues from contracts that are within the scope of “Accounting Standard for Revenue Recognition”.
(2)	These amounts are revenues from contracts that do not meet the scope of “Accounting Standard for Revenue Recognition”.
(3)

In the above table, revenues that are within the scope of “Accounting Standard for Revenue Recognition” are mainly generated from “Retail & Business Banking Company”, “Corporate & Institutional Company” and “Global Corporate Company”.

Per Share Information

Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the three months ended June 30, 2021	For the three months ended June 30, 2022
(1) Net Income per Share of Common Stock	Yen	98.81	62.85
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	250,541	159,294
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	250,541	159,294
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	2,535,338	2,534,214

(2) Diluted Net Income per Share of Common Stock	Yen	98.81	62.85
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	77	52
Stock Acquisition Rights	Thousands of shares	77	52
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects and in which significant changes occurred after the end of the previous fiscal year		—	—

(Note)	In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the three months ended June 30, 2021 was 2,499 thousand, and the average number of such Treasury Stock shares deducted during the three months ended June 30, 2022 was 3,289 thousand.

Subsequent Events

(Debt Waiver and Debt Equity Swap to Our Business Partner)

Marelli Holdings Co., Ltd. (the “Company”), a business partner of Mizuho Bank, Ltd., a subsidiary of MHFG, declared the application for a simplified rehabilitation proceeding to Tokyo District Court. The business reconstruction plan was accepted by the court as of August 9, 2022.

In light of this event, additional investment was made by KKR, a shareholder of the Company, and Mizuho Bank, Ltd. waived some of its claims to the Company and exchanged some of its claims for preferred stocks of the Company as a contribution in kind (“DES”).

(1), (2) and (3) are described based on the data as of June 30, 2022.

(1) Outline of the Company

Company Name: Marelli Holdings Co., Ltd.

Address: 2-1917 Nisshin-cho, Kita-ku, Saitama-city, Saitama

Representative: Hiroshi Moriya, Representative Director

    David John Slump, Representative Director

Line of Business: Management of auto-parts manufacturing subsidiaries

Capital Stock: 100 million yen

Date of Foundation: October 6, 2016

(2) Amount and type of claims on the Company and its subsidiaries

Loans and other: 404.2 billion yen

(3) Amount of Debt Waiver and DES

Debt Waiver: 132.6 billion yen

DES:                  7.8 billion yen

(4) Influences on MHFG Group from the Fact

In response to the application for a simplified rehabilitation proceeding, we have already applied the necessary accounting treatment in this first quarter, and there is no additional profit and loss impact in connection with the Debt Waiver and DES mentioned in (3) above.

We will review the borrower rating and allowances properly, considering the decision to accept the business reconstruction plan and the additional investment from KKR.

II.	Others

At the meeting of the Board of Directors held on May 13, 2022, the year-end cash dividends for the 20th term were resolved as follows:

Total amount of year-end cash dividends	¥101,542 million
Year-end cash dividends per share
Common Stock	¥40
Effective date and starting date of dividend payments	June 6, 2022